UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Independent Bank Corp.
File No. 1-09047 - CF#22046

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   Independent Bank Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 7, 2008.

   Based on representations by Independent Bank Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 99.1   through May 31, 2013

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Christian Windsor
        Special Counsel